UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

1st Quarter Results dated 27 April 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 27, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 27, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Q1 2016 Results Announcement

31 March 2016

Table of Contents

Results Announcement	Page
Performance Highlights	2-5
Group Finance Director’s Review	6-8
Quarterly Results Summary	9-11
Quarterly Core Results by Business	12-15
Discontinued Operation	16
Performance Management
• Returns and equity by business	17
• Margins and balances	18
Condensed Consolidated Financial Statements	19-21
Capital	22-23
Risk Weighted Assets	24
Leverage	25
Shareholder Information	26

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2016 to the corresponding three months of 2015 and balance sheet analysis as at 31 March 2016 with comparatives relating to 31 December 2015. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively.

Comparatives have been restated to reflect the implementation of the Group business reorganisation. These restatements were detailed in our announcement on 14 April 2016, accessible at barclays.com/barclays-investor-relations/results-and-reports.

Notable items are considered to be significant items impacting comparability of performance and have been called out for each of the business segments. Notable items include: the impact of own credit in total income; gains on US Lehman acquisition assets in total income; revision of the Education, Social Housing, and Local Authority (ESHLA) valuation methodology in total income; gain on valuation of a component of the defined retirement benefit liability in operating expenses; impairment of goodwill and other assets relating to businesses being disposed in operating expenses, provisions for UK customer redress in litigation and conduct; provisions for ongoing investigations and litigation including Foreign Exchange in litigation and conduct; and losses on sale relating to the Spanish, Portuguese and Italian businesses in other net income/(expenses).

References to underlying performance exclude the impact of notable items.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at barclays.com/results.

The information in this announcement, which was approved by the Board of Directors on 26 April 2016, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website barclays.com/investorrelations and from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-¢ore, sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries (including the UK) exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2015), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Chief Executive’s statement

“This quarter we have made good early progress against the strategy update we announced on the 1st of March. It is the first set of results as a transatlantic consumer, corporate and investment bank operating under our new configuration of Barclays UK and Barclays Corporate & International, and they show a Core business performing well in a challenging environment.

Core RoTE is 9.9%, within which Barclays UK posted an impressive 20.5% return on tangible equity. We can see clear growth opportunities, such as in our Consumer, Cards and Payments business, in which we want to continue to invest. The performance of our Corporate and Investment Bank was relatively resilient in a tough quarter, but there is more we must do to improve returns, and we are focused on management actions to do so.

We continue to target cost reductions in the Group and we are on track to meet our 2016 guidance for the Core business of £12.8 billion, and our longer-term target of a Group cost to income ratio under 60%.

Our CET1 ratio finished the quarter at 11.3%, with a clear path to reaching our end state target, and I expect the capital ratio to increase through the course of the rest of 2016.

On Africa, we continue to explore opportunities to reduce our shareholding to a level that achieves regulatory deconsolidation, including capital market and strategic options, and we are pleased with the level of indicative interest in what is a high quality business. Barclays Africa is an important partner, and we are working closely with local management, including on the planning for the operational separation of the two businesses, in a way that will preserve value for shareholders in both Groups.

The performance of the Core today shows the potential power of the Group once it is freed from the drag of Non-Core.

We promised to accelerate the pace of progress in reducing Non-Core so that our Group performance converges with our Core performance within a reasonable timeframe. Since the 1st of January, we have made progress in exiting from Investment Banking in nine countries, completed the sale of our Portuguese retail, wealth and SME banking businesses, and are progressing other announced sales, including the Italian branch network, the Index business and our Asian wealth business, towards completion in 2016.

As these deals complete we are reducing RWAs and, crucially, eliminating costs which have a direct impact on our profitability today and mask the true performance of our strong Core business. This is the work we need to complete.”

James E Staley, Group Chief Executive Officer

•	Group return on average tangible shareholders’ equity (RoTE) of 3.8% (Q115: 4.0%). Core RoTE of 9.9% (Q115: 7.1%)
•
Group attributable profit decreased 7% to £433m, resulting in a basic earnings per share of 2.7p (Q115: 2.9p). Core attributable profit increased 53% to £950m, resulting in a basic earnings per share contribution of 5.8p (Q115: 3.8p)

•	Group profit before tax of £793m (Q115: £1,057m) reflected an 18% increase in Core profit before tax to £1,608m, more than offset by an increased Non-Core loss before tax of £815m (Q115: £310m)
•
Barclays UK delivered a strong underlying RoTE of 20.5% (Q115: 24.0%). Underlying profit before tax decreased 2% to £704m as lower income was partially offset by improved impairment, with underlying total operating expenses remaining broadly in line. Net interest margin remained stable at 3.62% (Q115: 3.60%)

•
Barclays Corporate & International delivered an underlying RoTE of 9.5% (Q115: 10.9%). Income increased 2% driven by growth in Consumer, Cards and Payments and a resilient income performance in the Corporate and Investment Bank (CIB) despite challenging market conditions

•
Momentum in the rundown of Non-Core continued, with risk weighted assets (RWAs) decreasing a further £3bn to £51bn in the quarter. The announced sales of the Portuguese and Italian retail, and Asian wealth businesses are all targeted to complete during the year, and are expected to result in a further £3.4bn reduction in RWAs

•
Common equity tier 1 (CET1) ratio declined modestly to 11.3% (December 2015: 11.4%) due to increased regulatory deductions and the acquisition of intangibles in relation to the JetBlue credit card portfolio, within US consumer cards. The leverage ratio decreased marginally to 4.3% (December 2015: 4.5%) due to seasonality. Group RWAs increased £5bn in the quarter to £363bn and leverage exposure increased £54bn to £1,082bn

•	Net tangible asset value per share increased to 286p (December 2015: 275p) driven by profit generated in the period and favourable reserve movements

Barclays Group results
for the three months ended	31.03.16	31.03.15
	£m	£m	% Change
Total income net of insurance claims	5,041	5,650	(11)
Credit impairment charges and other provisions	(443)	(386)	(15)
Net operating income	4,598	5,264	(13)
Operating expenses	(3,747)	(3,067)	(22)
Litigation and conduct	(78)	(1,039)	92
Total operating expenses	(3,825)	(4,106)	7
Other net income/(expenses)	20	(101)
Profit before tax	793	1,057	(25)
Tax charge	(248)	(528)	53
Profit after tax in respect of continuing operations	545	529	3
Profit after tax in respect of discontinued operation1	166	196	(15)
Non-controlling interests in respect of continuing operations	(94)	(88)	(7)
Non-controlling interests in respect of discontinued operation1	(80)	(92)	13
Other equity holders2	(104)	(80)	(30)
Attributable profit	433	465	(7)

Performance measures
Return on average tangible shareholders' equity2	3.8%	4.0%
Average tangible shareholders' equity (£bn)	48	48
Cost: income ratio	76%	73%
Loan loss rate (bps)	40	32

Basic earnings per share2	2.7p	2.9p
Dividend per share	-	1.0p

Balance sheet and capital management	As at 31.03.16	As at 31.12.15
Net tangible asset value per share	286p	275p
Common equity tier 1 ratio	11.3%	11.4%
Common equity tier 1 capital	£40.9bn	£40.7bn
Risk weighted assets	£363bn	£358bn
Leverage ratio	4.3%	4.5%
Tier 1 capital	£46.3bn	£46.2bn
Leverage exposure	£1,082bn	£1,028bn

Funding and liquidity
Group liquidity pool	£132bn	£145bn
Estimated CRD IV liquidity coverage ratio	129%	133%
Loan: deposit ratio3	84%	86%

1	Refer to page 16 for further information on the Africa Banking discontinued operation.
2
The profit after tax attributable to other equity holders of £104m (Q115: £80m) is offset by a tax credit recorded in reserves of £29m (Q115: £16m). The net amount of £75m (Q115: £64m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3	Loan: deposit ratio for Barclays UK, Consumer, Cards and Payments, Corporate, and Non-Core retail.

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the three months ended	31.03.16	31.03.15		31.03.16	31.03.15
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	5,283	5,428	(3)	(242)	222
Credit impairment charges and other provisions	(414)	(345)	(20)	(29)	(41)	29
Net operating income/(expenses)	4,869	5,083	(4)	(271)	181
Operating expenses	(3,258)	(2,618)	(24)	(489)	(449)	(9)
Litigation and conduct	(12)	(1,015)	99	(66)	(24)
Total operating expenses	(3,270)	(3,633)	10	(555)	(473)	(17)
Other net income/(expenses)	9	(83)		11	(18)
Profit/(loss) before tax	1,608	1,367	18	(815)	(310)
Tax (charge)/credit	(485)	(614)	21	237	86
Profit/(loss) after tax	1,123	753	49	(578)	(224)
Non-controlling interests	(84)	(68)	(24)	(10)	(20)	50
Other equity holders	(89)	(65)	(37)	(15)	(14)	(7)
Attributable profit/(loss)1	950	620	53	(603)	(258)

Performance measures
Return on average tangible equity	9.9%	7.1%
Average allocated tangible equity (£bn)1	39	36		9	12
Period end allocated tangible equity (£bn)1	40	36		9	12
Cost: income ratio	62%	67%		n/m	n/m
Loan loss rate (bps)	42	35		21	17
Basic earnings/(loss) per share contribution	5.8p	3.8p		(3.6p)	(1.5p)

	As at	As at		As at	As at
Capital management	31.03.16	31.12.15		31.03.16	31.12.15
Risk weighted assets1	£312bn	£304bn		£51bn	£54bn
Leverage exposure1	£946bn	£879bn		£136bn	£149bn

Notable items for the three months ended	31.03.16	31.03.15		31.03.16	31.03.15
Own credit	(109)	128		-	-
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(800)		-	-
Gains on valuation of a component of the defined retirement benefit liability	-	429		-	-
Provisions for UK customer redress	-	(167)		-	(15)
Losses on sale relating to the Spanish business	-	(97)		-	(21)

Excluding notable items, the Core return on average tangible equity was 10.7% (Q115: 13.4%) and the Core basic earnings per share was 6.3p (Q115: 7.3p).

Excluding notable items, the Non-Core basic loss per share was 3.6p (Q115: 1.3p).

1
Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

	Three months ended	Three months ended
	31.03.16	31.03.15
Income by business	£m	£m	% Change
Barclays UK	1,803	1,831	(2)
Barclays Corporate & International	3,513	3,454	2
Head Office	(33)	142
Barclays Core	5,283	5,428	(3)
Barclays Non-Core	(242)	222
Barclays Group	5,041	5,650	(11)

Profit/(loss) before tax by business
Barclays UK	704	844	(17)
Barclays Corporate & International	1,027	510
Head Office	(123)	12
Barclays Core	1,608	1,367	18
Barclays Non-Core	(815)	(310)
Barclays Group	793	1,057	(25)

Group Finance Director’s Review

Group performance in the quarter was impacted by the Non-Core results, with a loss before tax of £815m (Q115: £310m) driven by negative total income of £242m (Q115: positive income of £222m), including fair value losses on the Education, Social Housing and Local Authority Losses (ESHLA) portfolio of £374m (Q115: £149m). The Non-Core rundown remains on track with continued momentum in the quarter and no change to previous guidance.

The Core business performed well, with a statutory RoTE of 9.9% (Q115: 7.1%) driven by steady results in Barclays UK across each of the business areas, and solid performance in Barclays Corporate & International. Corporate and Investment Bank results were resilient given the challenging market conditions, particularly in Credit, while strong business growth in Consumer, Cards and Payments drove a significant increase in profit before tax.

Total Core operating expenses of £3,270m (Q115: £3,633m) were impacted by higher restructuring charges, increased implementation costs associated with the structural reform programme and the appreciation of average USD against GBP. Total Core operating expenses are expected to reduce and the 2016 Core cost guidance of £12.8bn excluding litigation and conduct charges remains unchanged.

Group performance
•	Profit before tax decreased 25% to £793m, including an own credit loss of £109m (Q115: gain of £128m)
•
Total income net of insurance claims decreased 11% to £5,041m as Non-Core income reduced £464m to a net expense of £242m. Core income, including an own credit loss of £109m (Q115: gain of £128m), decreased 3% to £5,283m despite the appreciation of average USD against GBP

•
Credit impairment charges increased 15% to £443m primarily driven by the impairment of a number of single name exposures, largely in respect of clients in the oil and gas sector. Exposures to the sector remain well managed and the increase in impairment is in line with expectations. The loan loss rate increased 8bps to 40bps

•
Total operating expenses reduced 7% to £3,825m following the non-recurrence of a number of notable items in Q115, partially offset by increased restructuring charges relating to strategic initiatives, increased implementation costs associated with the structural reform programme, continued investment in the Consumer, Cards and Payments business and the appreciation of average USD against GBP

•	The effective tax rate on profit before tax decreased to 31.3% (Q115: 50.0%) reflecting the non-recurrence of non-deductible litigation and conduct charges in Q115
•	Profit after tax in respect of continuing operations increased 3% to £545m
•
Underlying profit before tax, which excludes the impact of notable items, decreased 44% to £902m primarily driven by the underlying loss before tax in Non-Core of £815m (Q115: £274m). Total Group underlying income decreased 7% to £5,150m and total operating expenses increased 8% to £3,825m

•	Underlying return on average tangible shareholders’ equity was 4.5% (Q115: 9.0%) and basic earnings per share was 3.2p (Q115: 6.6p)

All performance commentary which follows is on an underlying basis.

Core performance
•	Underlying Core performance generated a RoTE of 10.7% (Q115: 13.4%) driven by the following business performance and reflecting the allocation of Africa Banking average tangible equity to the Core

Barclays UK
•	Underlying profit before tax decreased 2% to £704m with a reduction in income, partially offset by lower credit impairment charges
•	Total income reduced 2% to £1,803m, within which:
	-	Personal Banking income decreased 1% to £919m driven by a reduction in fee income and mortgage margin pressure, partially offset by improved deposit margins and balance growth
-
Barclaycard Consumer UK income decreased 3% to £491m reflecting the impact of the European Interchange Fee Regulation, which came into full effect from December 2015, partially offset by balance growth

	-	Wealth, Entrepreneurs & Business Banking (WEBB) income decreased 2% to £393m, as the lower equity market drove reduced Wealth income
-
Net interest income was broadly flat at £1,501m (Q115: £1,486m). Net interest margin increased to 3.62% (Q115: 3.60%) as increased margins on Personal Banking deposits were partially offset by mortgage margin pressure

•	Credit impairment charges reduced 13% to £146m due to the benign economic environment in the UK resulting in lower default rates and charges. The loan loss rate reduced 6bps to 34bps
•
Underlying total operating expenses were broadly flat at £953m (Q115: £946m) driven by savings realised from strategic cost programmes, relating to restructuring of the branch network and technology improvements, and lower restructuring costs offset by increased implementation costs associated with the structural reform programme

•	Underlying RoTE was 20.5% (Q115: 24.0%)

Barclays Corporate & International
•
Underlying profit before tax decreased 13% to £1,027m driven by a 5% increase in underlying total operating expenses to £2,225m due to increased restructuring charges, appreciation of average USD against GBP and structural reform programme implementation costs and a 51% increase in credit impairment charges to £269m

•	Total income increased 2% to £3,513m, including the appreciation of average USD against GBP, with CIB income decreasing 4% to £2,596m and Consumer, Cards and Payments increasing 24% to £917m
•	Net interest margin increased to 4.61% (Q115: 4.38%) driven by growth in interest earning lending primarily representing the maturation of the US Cards business
•	Underlying RoTE was 9.5% (Q115: 10.9%)

Corporate and Investment Bank (CIB)
•	Underlying profit before tax decreased 31% to £701m primarily driven by a reduction in Banking and Markets income, increased credit impairment charges and higher operating expenses
•	Total income decreased 4% to £2,596m, reflecting the impact of challenging market conditions, partially offset by the appreciation of average USD against GBP
	-	Markets income decreased 4% to £1,408m, within which:
		-	Credit income increased 46% to £322m driven by strong performance in the US flow business, which benefited from increased market volatility and client activity
		-	Equities income decreased 13% to £513m primarily due to declines in equity derivatives reflecting lower client volumes
		-	Macro income decreased 13% to £573m due to lower income in rates and currency products, reflecting reduced client activity
	-	Banking income decreased 5% to £1,185m, within which:
		-	Banking fee income reduced 12% to £481m driven by lower equity underwriting and debt underwriting fees, partially offset by higher financial advisory fees
		-	Corporate lending income increased 4% to £296m due to strong balance growth and lower losses on fair value hedges
		-	Transactional banking income was broadly in line at £408m (Q115: £413m) with underlying balance growth and a stable customer margin
•	Credit impairment charges of £95m (Q115: release of £1m) arose primarily from impairment of a number of single name exposures, largely in respect of clients in the oil and gas sector
•
Underlying total operating expenses increased 6% to £1,800m driven by £93m higher restructuring charges relating to strategic initiatives, the appreciation of average USD against GBP and increased implementation costs associated with the structural reform programme

•	Underlying RoTE was 7.3% (Q115: 10.7%)

Consumer, Cards and Payments
•	Underlying profit before tax increased £163m to £326m driven by strong business growth
•	Total income increased 24% to £917m reflecting continued growth in Barclaycard US and Germany and the appreciation of average USD and EUR against GBP
•	Credit impairment charges reduced 3% to £174m despite balance growth
•
Underlying total operating expenses increased 3% to £425m driven by the continued business growth in Barclaycard US and Germany, and Barclaycard Business Solutions, in addition to the appreciation of average USD and EUR against GBP

•	Underlying RoTE was 23.4% (Q115: 11.8%)

Head Office
•	Underlying loss before tax was £14m (Q115: £19m) reflecting the net expense from treasury operations and one-off gains from a liability management exercise

Non-Core performance
•	Underlying loss before tax increased to £815m (Q115: £274m), including fair value losses on the ESHLA portfolio of £374m (Q115: £149m), as gilt swap spreads widened
•	Total income net of insurance claims reduced £464m to a net expense of £242m
	-	Businesses income reduced £108m to £196m primarily due to the impact of lower income following the completion of the sale of the Barclays Wealth Americas and UK Secured Lending businesses
-
Securities and loans income reduced £334m to a net expense of £402m primarily driven by fair value losses on the ESHLA portfolio, the non-recurrence of a £91m provision release relating to a litigation matter in Q115, and the exit of historical investment banking businesses

	-	Derivatives income reduced £22m to a net expense of £36m primarily reflecting funding costs and the rundown of the portfolio
•	Credit impairment charges improved 29% to £29m due to higher recoveries in Europe
•
Underlying total operating expenses increased 21% to £555m reflecting £182m of restructuring charges in Q116 (Q115: £13m), partially offset by reduced costs following the completion of the sale of the Barclays Wealth Americas

•
RWAs decreased a further £3bn to £51bn in the quarter, driven by a £2bn reduction in Derivatives RWAs. The announced sales of the Portuguese and Italian retail, and Asian wealth businesses are all targeted to complete during the year, and are expected to result in a further £3.4bn reduction in Businesses RWAs

Group capital, leverage and balance sheet
•	Total assets increased 12% to £1,249bn in the quarter, while leverage exposure increased £54bn to £1,082bn
-
Total loans and advances, and other assets increased by £48bn to £673bn. This included a £24bn increase in settlement balances, lending growth of £3bn within Barclays Corporate & International as well as a £4bn increase in Africa Banking assets held for sale reflecting the appreciation of ZAR against GBP

-
Net derivative leverage exposure, remained broadly flat as an increase in balance sheet assets of £73bn to £401bn, was offset by an increase in regulatory derivative netting of £72bn to £365bn. The derivative assets increase was mainly due to an increase in interest rate derivatives, reflecting a decrease in the major interest rate forward curves

	-	Non current assets classified as held for sale increased by £56bn due to the proposed disposal of Barclays Africa Group Limited (BAGL), with offsetting amounts across all balance sheet categories
•	Overall, the leverage ratio decreased to 4.3% (December 2015: 4.5%) driven by the leverage exposure increase
•	The fully loaded CRD IV CET1 ratio decreased to 11.3% (December 2015: 11.4%) with RWAs increasing by £5bn to £363bn and CET1 capital increasing £0.1bn to £40.9bn
	-	The increase in RWAs of £5bn to £363bn was primarily due to the appreciation of ZAR and USD against GBP
-
The movement in CET1 capital was largely driven by profits generated in the period of £0.3bn, after absorbing the impact of own credit and dividends paid and foreseen. Increases in other qualifying reserves of £0.6bn were offset by higher regulatory adjustments and deductions of £0.6bn

•	Net tangible asset value per share increased to 286p (December 2015: 275p) driven by profit generated in the period and favourable cash flow hedge and currency translation reserve movements

Group funding and liquidity
•
The Group continued to maintain surpluses to its internal and regulatory requirements in Q116 with a liquidity pool of £132bn (December 2015: £145bn) and Liquidity Coverage Ratio (LCR) of 129% (December 2015: 133%), equivalent to a surplus of £31bn (December 2015: £37bn). The decrease in the liquidity pool was mainly driven by the early repayment of the Bank of England’s Funding for Lending Scheme of £12bn

•
Wholesale funding outstanding excluding repurchase agreements was £141bn (December 2015: £142bn). Over the quarter, the Group made good progress on its commitment to transition to a holding company capital and wholesale funding model. The Group successfully issued £4.1bn in senior debt from the holding company across public and private placements, and also bought back £5.3bn of outstanding operating company senior debt and capital instruments. Proceeds raised by Barclays PLC have been used to subscribe for senior unsecured debt at Barclays Bank PLC, the operating company

Outlook and guidance
•	We remain confident in our core franchises and our ability to continue with the Non-Core rundown, but are cautious as we approach the 23rd June EU referendum
•	The income run-rate within the Corporate and Investment Bank in April is slightly down on Q116, but it is too early to make any specific comment on overall Q216 performance

Tushar Morzaria, Group Finance Director

Quarterly Results Summary

Barclays Group	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,041	4,448	5,481	6,461	5,650	4,097	5,987	5,756
Credit impairment charges and other provisions	(443)	(554)	(429)	(393)	(386)	(495)	(435)	(439)
Net operating income	4,598	3,894	5,052	6,068	5,264	3,602	5,552	5,317
Operating expenses	(3,747)	(3,547)	(3,552)	(3,557)	(3,067)	(3,696)	(3,653)	(3,762)
UK bank levy	-	(426)	-	-	-	(418)	-	-
Litigation and conduct	(78)	(1,722)	(699)	(927)	(1,039)	(1,089)	(607)	(1,046)
Total operating expenses	(3,825)	(5,695)	(4,251)	(4,484)	(4,106)	(5,203)	(4,260)	(4,808)
Other net income/(expenses)	20	(274)	(182)	(39)	(101)	(82)	(336)	(48)
Profit/(loss) before tax	793	(2,075)	619	1,545	1,057	(1,683)	956	461
Tax (charge)/credit	(248)	(164)	(133)	(324)	(528)	134	(507)	(215)
Profit/(loss) after tax in respect of continuing operations	545	(2,239)	486	1,221	529	(1,549)	449	246
Profit after tax in respect of discontinued operation	166	101	167	162	196	168	171	145

Attributable to:
Ordinary equity holders of the parent	433	(2,422)	417	1,146	465	(1,679)	379	161
Other equity holders	104	107	79	79	80	80	80	41
Non-controlling interests	174	177	157	158	180	218	161	189

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,248.9	1,120.0	1,236.5	1,196.7	1,416.4	1,357.9	1,365.7	1,314.9
Risk weighted assets	363.0	358.4	381.9	376.7	395.9	401.9	412.9	411.1
Leverage exposure	1,082.0	1,027.8	1,140.7	1,139.3	1,254.7	1,233.4	1,323.9	1,353.0

Performance measures
Return on average tangible shareholders' equity	3.8%	(20.1%)	3.6%	9.8%	4.0%	(13.8%)	3.4%	1.4%
Average tangible shareholders' equity (£bn)	48.3	47.8	47.6	47.2	48.1	48.3	46.8	46.7
Cost: income ratio	76%	128%	78%	69%	73%	127%	71%	84%
Loan loss rate (bps)	40	53	37	35	32	45	39	39
Basic earnings/(loss) per share	2.7p	(14.4p)	2.6p	7.0p	2.9p	(10.2p)	2.4p	1.0p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	(109)	(175)	195	282	128	(62)	44	(67)
Gains on US Lehman acquisition assets	-	-	-	496	-	-	461	-
Revision of ESHLA valuation methodology	-	-	-	-	-	(935)	-	-
Provisions for UK customer redress	-	(1,450)	(290)	(850)	(182)	(200)	(10)	(900)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(167)	(270)	-	(800)	(750)	(500)	-
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	429	-	-	-
Impairment of goodwill and other assets relating to businesses being disposed	-	(96)	-	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(261)	(201)	-	(118)	(82)	(364)	-

Excluding notable items, the return on average tangible shareholders’ equity was 4.5% (Q115: 9.0%) and basic earnings per share was 3.2p (Q115: 6.6p).

Barclays Core	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,283	4,516	5,265	6,219	5,428	4,791	5,368	5,216
Credit impairment charges and other provisions	(414)	(522)	(388)	(373)	(345)	(481)	(393)	(342)
Net operating income	4,869	3,994	4,877	5,846	5,083	4,310	4,975	4,874
Operating expenses	(3,258)	(2,992)	(3,094)	(3,061)	(2,618)	(3,076)	(3,000)	(3,097)
UK bank levy	-	(338)	-	-	-	(316)	-	-
Litigation and conduct	(12)	(1,634)	(419)	(819)	(1,015)	(1,004)	(507)	(953)
Total operating expenses	(3,270)	(4,964)	(3,513)	(3,880)	(3,633)	(4,396)	(3,507)	(4,050)
Other net income/(expenses)	9	(5)	13	14	(83)	6	322	26
Profit/(loss) before tax	1,608	(975)	1,377	1,980	1,367	(80)	1,790	850
Attributable profit/(loss)	950	(1,240)	961	1,381	620	(417)	1,117	419

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	883.6	794.2	862.0	830.5	919.4	855.5	867.9	816.5
Risk weighted assets	312.2	304.1	316.3	308.1	318.0	312.8	318.8	309.0

Performance measures
Return on average tangible equity	9.9%	(12.8%)	10.4%	15.5%	7.1%	(4.8%)	14.1%	5.5%
Average tangible equity (£bn)	39.3	38.1	37.5	35.9	35.6	34.0	32.2	30.7
Cost: income ratio	62%	110%	67%	62%	67%	92%	65%	78%
Loan loss rate (bps)	42	57	39	38	35	52	41	37
Basic earnings/(loss) per share	5.8p	(7.3p)	5.8p	8.4p	3.8p	(2.5p)	6.9p	2.6p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	(109)	(175)	195	282	128	(62)	44	(67)
Gains on US Lehman acquisition assets	-	-	-	496	-	-	461	-
Provisions for UK customer redress	-	(1,392)	(290)	(800)	(167)	(199)	8	(844)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(167)	(69)	-	(800)	(750)	(500)	-
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	429	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(15)	-	-	(97)	-	315	-

Excluding notable items, the Core return on average tangible equity was 10.7% (Q115: 13.4%) and the Core basic earnings per share was 6.3p (Q115: 7.3p).

Barclays Non-Core	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	196	229	314	292	304	361	379	376
Securities and loans	(402)	(195)	(87)	-	(68)	(1,021)	275	172
Derivatives	(36)	(102)	(12)	(49)	(14)	(35)	(35)	(8)
Total income net of insurance claims	(242)	(68)	215	243	222	(695)	619	540
Credit impairment charges and other provisions	(29)	(32)	(41)	(20)	(41)	(13)	(42)	(98)
Net operating (expenses)/income	(271)	(100)	174	223	181	(708)	577	442
Operating expenses	(489)	(555)	(458)	(496)	(449)	(618)	(654)	(666)
UK bank levy	-	(88)	-	-	-	(102)	-	-
Litigation and conduct	(66)	(89)	(279)	(108)	(24)	(85)	(100)	(93)
Total operating expenses	(555)	(732)	(737)	(604)	(473)	(805)	(754)	(759)
Other net income/(expenses)	11	(268)	(195)	(54)	(18)	(90)	(657)	(72)
Loss before tax	(815)	(1,100)	(758)	(435)	(310)	(1,603)	(834)	(389)
Attributable loss	(603)	(1,208)	(628)	(324)	(258)	(1,347)	(819)	(333)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost1	55.4	51.8	57.1	60.4	73.1	70.7	72.4	83.6
Derivative financial instrument assets	249.7	213.7	243.3	223.9	305.6	288.9	252.6	229.7
Derivative financial instrument liabilities	239.1	202.1	235.0	216.7	299.6	280.6	243.2	217.8
Reverse repurchase agreements and other similar secured lending	0.7	3.1	8.5	16.7	43.7	50.7	75.3	87.8
Financial assets designated at fair value	23.4	21.4	22.8	22.1	25.0	25.5	27.3	24.9
Total assets	365.4	325.8	374.5	366.2	497.0	502.4	497.8	498.4
Customer deposits2	19.3	20.9	25.8	27.9	29.9	30.8	32.2	41.1
Risk weighted assets	50.9	54.3	65.6	68.6	77.9	89.1	94.1	102.0

Performance measures
Average allocated tangible equity (£bn)	9.0	9.7	10.2	11.3	12.4	14.3	14.7	16.0
Period end allocated tangible equity (£bn)	8.5	8.5	10.2	10.1	11.7	13.1	14.1	14.9
Loan loss rate (bps)	21	25	27	13	17	10	27	48
Basic loss per share contribution	(3.6p)	(7.2p)	(3.7p)	(1.9p)	(1.5p)	(8.2p)	(5.0p)	(2.0p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Revision of ESHLA valuation methodology	-	-	-	-	-	(935)	-	-
Provisions for UK customer redress	-	(58)	-	(50)	(15)	(1)	(18)	(56)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	(201)	-	-	-	-	-
Impairment of goodwill and other assets relating to businesses being disposed	-	(96)	-	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian business	-	(246)	(201)	-	(21)	(82)	(679)	-

Excluding notable items, the Non-Core basic loss per share was 3.6p (Q115: 1.3p).

1
As at 31 March 2016 loans and advances included £42.2bn (December 2015: £40.4bn) of loans and advances to customers (including settlement balances of £0.2bn (December 2015: £0.3bn) and cash collateral of £23.7bn (December 2015: £19.0bn), and £13.2bn (December 2015: £11.4bn) of loans and advances to banks (including settlement balances of £0.1bn (December 2015: £nil) and cash collateral of £11.9bn (December 2015: £10.1bn)).

2	As at 31 March 2016 customer deposits included settlement balances of £0.3bn (December 2015: £0.2bn) and cash collateral of £14.5bn (December 2015: £12.3bn).

Barclays UK
	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,803	1,834	1,874	1,804	1,831	1,882	1,898	1,834
Credit impairment charges and other provisions	(146)	(219)	(154)	(166)	(167)	(264)	(217)	(191)
Net operating income	1,657	1,615	1,720	1,638	1,664	1,618	1,681	1,643
Operating expenses	(952)	(920)	(925)	(970)	(649)	(1,041)	(1,048)	(1,000)
UK bank levy	-	(77)	-	-	-	(59)	-	-
Litigation and conduct	(1)	(1,466)	(76)	(801)	(168)	(211)	(32)	(850)
Total operating expenses	(953)	(2,463)	(1,001)	(1,771)	(817)	(1,311)	(1,080)	(1,850)
Other net income/(expenses)	-	1	1	1	(3)	(3)	(1)	1
Profit/(loss) before tax	704	(847)	720	(132)	844	304	600	(206)
Attributable profit/(loss)	467	(1,078)	541	(174)	664	208	442	(208)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.2	166.1	166.7	166.1	166.0	165.3	164.3	163.5
Total assets	201.7	202.5	204.1	202.2	199.6	198.0	190.9	185.6
Customer deposits	179.1	176.8	173.4	171.6	168.7	168.3	165.9	166.8
Risk weighted assets	69.7	69.5	71.0	71.7	72.3	69.3	71.3	69.5

Performance measures
Return on average tangible equity	20.5%	(46.5%)	23.3%	(7.3%)	28.3%	9.3%	19.4%	(9.1%)
Average allocated tangible equity (£bn)	9.3	9.2	9.3	9.4	9.4	9.2	9.2	9.0
Cost: income ratio	53%	134%	53%	98%	45%	70%	57%	101%
Loan loss rate (bps)	34	51	36	40	40	62	51	46

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Provisions for UK customer redress	-	(1,391)	(73)	(800)	(167)	(199)	(24)	(844)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	296	-	-	-

Excluding notable items, the Barclays UK return on average tangible equity was 20.5% (Q115: 24.0%).

Analysis of Barclays UK
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	919	945	938	905	927	955	968	935
Barclaycard Consumer UK	491	505	552	503	505	518	530	519
Wealth, Entrepreneurs & Business Banking	393	384	384	396	399	409	400	380
Total income	1,803	1,834	1,874	1,804	1,831	1,882	1,898	1,834

Analysis of credit impairment charges and other provisions
Personal Banking	(42)	(39)	(36)	(50)	(69)	(57)	(57)	(40)
Barclaycard Consumer UK	(105)	(176)	(111)	(106)	(95)	(185)	(139)	(129)
Wealth, Entrepreneurs & Business Banking	1	(4)	(7)	(10)	(3)	(22)	(21)	(22)
Total credit impairment charges and other provisions	(146)	(219)	(154)	(166)	(167)	(264)	(217)	(191)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	134.7	134.0	134.5	134.4	134.3	133.8	133.3	132.6
Barclaycard Consumer UK	16.0	16.2	15.9	15.8	15.7	15.8	15.5	15.2
Wealth, Entrepreneurs & Business Banking	15.5	15.9	16.3	15.9	16.0	15.7	15.5	15.7
Total loans and advances to customers at amortised cost	166.2	166.1	166.7	166.1	166.0	165.3	164.3	163.5

Analysis of customer deposits
Personal Banking	132.9	131.0	128.4	126.7	123.4	124.5	122.2	121.1
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	46.2	45.8	45.0	44.9	45.3	43.8	43.7	45.7
Total customer deposits	179.1	176.8	173.4	171.6	168.7	168.3	165.9	166.8

Barclays Corporate & International
	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	3,513	2,968	3,223	4,102	3,454	2,945	3,370	3,367
Credit impairment charges and other provisions	(269)	(303)	(235)	(206)	(178)	(217)	(176)	(151)
Net operating income	3,244	2,665	2,988	3,896	3,276	2,728	3,194	3,216
Operating expenses	(2,221)	(2,007)	(2,059)	(2,027)	(1,936)	(2,014)	(1,943)	(2,068)
UK bank levy	-	(253)	-	-	-	(248)	-	-
Litigation and conduct	(4)	(151)	(302)	(12)	(845)	(786)	(470)	(62)
Total operating expenses	(2,225)	(2,411)	(2,361)	(2,039)	(2,781)	(3,048)	(2,413)	(2,130)
Other net income	8	8	9	13	15	7	9	24
Profit/(loss) before tax	1,027	262	636	1,870	510	(313)	790	1,110
Attributable profit/(loss)	575	(24)	422	1,376	(16)	(673)	449	594

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost1	215.9	184.1	220.3	210.5	224.7	193.6	206.5	200.6
Trading portfolio assets	64.3	61.9	72.8	75.3	92.7	87.3	91.5	92.8
Derivative financial instrument assets	150.1	111.5	133.7	116.0	172.8	149.6	128.7	101.8
Derivative financial instrument liabilities	155.4	119.0	142.0	124.8	182.3	157.3	134.6	106.7
Reverse repurchase agreements and other similar secured lending	19.1	24.7	68.0	57.4	57.1	62.9	81.5	82.1
Financial assets designated at fair value	59.6	46.8	5.6	5.6	5.2	5.7	10.9	10.9
Total assets	618.4	532.2	596.1	566.1	656.2	596.5	608.5	561.9
Customer deposits2	213.1	185.6	207.0	197.7	206.2	188.2	205.0	198.0
Risk weighted assets	202.2	194.8	204.0	195.4	202.6	201.7	205.9	198.7

Performance measures
Return on average tangible equity	9.5%	(0.2%)	7.0%	22.5%	(0.1%)	(10.4%)	7.4%	9.6%
Average allocated tangible equity (£bn)	25.1	24.9	24.7	24.7	25.3	25.6	24.6	24.8
Cost: income ratio	63%	81%	73%	50%	81%	103%	72%	63%
Loan loss rate (bps)	50	65	42	38	32	44	34	30

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gains on US Lehman acquisition assets	-	-	-	496	-	-	461	-
Provisions for UK customer redress	-	-	(218)	-	-	-	32	-
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(145)	(39)	-	(800)	(750)	(500)	-
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	133	-	-	-

Excluding notable items, the Barclays Corporate & International return on average tangible equity was 9.5% (Q115: 10.9%).

1
As at 31 March 2016 loans and advances included £189.8bn (December 2015: £162.6bn) of loans and advances to customers (including settlement balances of £39.7bn (December 2015: £18.5bn) and cash collateral of £27.6bn (December 2015: £24.8bn)), and £26.1bn (December 2015: £21.5bn) of loans and advances to banks (including settlement balances of £4.2bn (December 2015: £1.6bn) and cash collateral of £7.0bn (December 2015: £5.7bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £32.9bn (December 2015: £32.1bn).

2	As at 31 March 2016 customer deposits included settlement balances of £37.7bn (December 2015: £16.3bn) and cash collateral of £17.2bn (December 2015: £15.9bn).

Analysis of Barclays Corporate & International

Corporate and Investment Bank	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	322	195	191	218	220	117	189	221
Equities	513	319	416	588	589	418	370	597
Macro	573	382	487	582	657	436	472	510
Markets	1,408	896	1,094	1,388	1,466	971	1,031	1,328
Banking fees	481	458	501	580	548	529	420	658
Corporate lending	296	312	377	387	285	334	334	288
Transactional banking	408	415	419	416	413	404	420	385
Banking	1,185	1,185	1,297	1,383	1,246	1,267	1,174	1,331
Other	3	16	(17)	495	1	(4)	460	20
Total income	2,596	2,097	2,374	3,266	2,713	2,234	2,665	2,679
Credit impairment (charges)/releases and other provisions	(95)	(83)	(75)	(42)	1	(26)	(24)	(13)
Total operating expenses	(1,800)	(1,962)	(1,940)	(1,605)	(2,422)	(2,614)	(2,036)	(1,791)
Profit/(loss) before tax	701	52	358	1,620	292	(408)	606	876

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	172.6	167.3	177.4	170.0	177.1	175.2	180.5	173.8

Performance measures
Return on average tangible equity	7.3%	(2.5%)	4.5%	22.3%	(2.5%)	(12.8%)	6.1%	7.7%
Average allocated tangible equity (£bn)	21.6	21.8	21.7	21.7	22.3	22.5	21.6	21.9

Excluding notable items, the Corporate and Investment Bank return on average tangible equity was 7.3% (Q115: 10.7%).

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	917	871	849	836	741	711	705	688
Credit impairment charges and other provisions	(174)	(219)	(160)	(165)	(179)	(190)	(153)	(138)
Total operating expenses	(425)	(449)	(421)	(434)	(359)	(434)	(377)	(339)
Profit before tax	326	210	278	250	218	93	185	235

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	32.9	32.1	30.6	29.6	29.8	29.7	28.4	27.0
Customer deposits	44.2	41.8	39.8	38.4	40.1	37.9	37.1	33.1

Performance measures
Return on average tangible equity	23.4%	15.3%	24.7%	23.4%	17.5%	6.6%	17.3%	24.4%

Excluding notable items, the Consumer, Cards and Payments return on average tangible equity was 23.4% (Q115: 11.8%).

Head Office
	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	(33)	(285)	169	312	142	(36)	100	15
Credit impairment releases/(charges) and other provisions	1	-	1	(1)	-	-	-	-
Net operating (expenses)/income	(32)	(285)	170	311	142	(36)	100	15
Operating expenses	(85)	(64)	(110)	(64)	(34)	(21)	(10)	(28)
UK bank levy	-	(8)	-	-	-	(9)	-	-
Litigation and conduct	(7)	(17)	(42)	(6)	(1)	(7)	(4)	(42)
Total operating expenses	(92)	(89)	(152)	(70)	(35)	(37)	(14)	(70)
Other net income/(expenses)	1	(14)	2	1	(95)	3	314	-
(Loss)/profit before tax	(123)	(388)	20	242	12	(70)	400	(55)
Attributable (loss)/profit	(92)	(140)	(1)	180	(28)	47	226	33

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets1	63.4	59.4	61.8	62.2	63.6	61.0	68.5	69.0
Risk weighted assets1	40.3	39.7	41.3	41.0	43.1	41.8	41.6	40.9

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	(109)	(175)	195	282	128	(62)	44	(67)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(23)	(29)	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(15)	-	-	(97)	-	315	-

1	Includes Africa Banking assets held for sale and risk weighted assets.

Discontinued Operation

On 1 March 2016, Barclays announced its intention to sell down the Group’s 62.3% interest in BAGL. This sell down is intended to be to a level which will permit deconsolidation from an accounting and regulatory perspective, subject to shareholder and regulatory approvals if and as required.

The Africa Banking business meets the requirements for presentation as a discontinued operation. As such, these results have been presented as two lines on the face of the Group income statement, representing the profit after tax and non-controlling interest in respect of the discontinued operation. Were the market capitalisation of BAGL to fall below the carrying amount of the net assets of BAGL including goodwill on acquisition, a resulting impairment to Barclays’ stake in BAGL would also be recognised through these lines.

Africa Banking
	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	818	814	822	870	908	925	895	860
Credit impairment charges and other provisions	(111)	(93)	(66)	(103)	(91)	(79)	(74)	(99)
Net operating income	707	721	756	767	817	846	821	761
Operating expenses	(477)	(501)	(515)	(536)	(539)	(585)	(557)	(534)
UK bank levy	-	(50)	-	-	-	(44)	-	-
Litigation and conduct	-	-	-	-	-	(1)	(1)	-
Total operating expenses	(477)	(551)	(515)	(536)	(539)	(630)	(558)	(534)
Other net income	1	3	1	1	2	2	1	2
Profit before tax	231	173	242	232	280	218	264	229
Profit after tax	166	101	168	161	196	167	171	147
Attributable profit	86	25	85	88	104	85	82	75

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	52.7	47.9	50.2	52.2	55.9	53.7	52.9	50.8
Risk weighted assets	33.9	31.7	33.8	34.4	37.3	36.7	36.2	34.9

Performance Management

Returns and equity by business

	Three months ended	Three months ended
	31.03.16	31.03.15
Profit/(loss) attributable to ordinary equity holders of the parent1	£m	£m
Barclays UK	473	667
Barclays Corporate & International	596	(7)
Head Office	(94)	(27)
Barclays Core	975	633
Barclays Non-Core	(599)	(255)

Barclays Group (including Africa Banking discontinued operation)	462	482

	Three months ended	Three months ended
	31.03.16	31.03.15
Average allocated tangible equity	£bn	£bn
Barclays UK	9.3	9.4
Barclays Corporate & International	25.1	25.3
Head Office2	4.9	0.9
Barclays Core	39.3	35.6
Barclays Non-Core	9.0	12.4
Barclays Group	48.3	48.1

	Three months ended	Three months ended
	31.03.16	31.03.15
Return on average tangible equity	%	%
Barclays UK	20.5%	28.3%
Barclays Corporate & International	9.5%	(0.1%)
Barclays Core	9.9%	7.1%

Barclays Group	3.8%	4.0%

1	Profit for the period attributable to ordinary equity holders of the parent includes the tax credit recorded in reserves in respect of interest payments on other equity instruments.
2	Based on risk weighted assets and capital deductions in Head Office plus the residual balance of average tangible ordinary shareholders’ equity.

Margins and balances
	Three months ended 31.03.16			Three months ended 31.03.15
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,501	166,727	3.62	1,486	167,507	3.60
Barclays Corporate & International1	974	85,010	4.61	869	80,441	4.38
Total Barclays UK and Barclays Corporate & International	2,475	251,737	3.95	2,355	247,948	3.85
Other2	212			171
Total net interest income	2,687			2,526

Quarterly analysis for Barclays UK and Barclays Corporate & International	Three months ended 31.12.15
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,509	167,405	3.58
Barclays Corporate & International1	965	83,342	4.59
Total Barclays UK and Barclays Corporate & International	2,474	250,747	3.91

	Three months ended 30.09.15
Barclays UK	1,499	167,936	3.54
Barclays Corporate & International1	947	81,311	4.62
Total Barclays UK and Barclays Corporate & International	2,446	249,247	3.89

	Three months ended 30.06.15
Barclays UK	1,479	167,546	3.54
Barclays Corporate & International1	942	81,115	4.66
Total Barclays UK and Barclays Corporate & International	2,421	248,661	3.91

1	Excludes Investment Bank.
2	Other includes Investment Bank, Head Office and Barclays Non-Core.

Condensed Consolidated Financial Statements

Consolidated summary income statement
	Three months ended	Three months ended
Continuing operations	31.03.16	31.03.151
	£m	£m
Total income net of insurance claims	5,041	5,650
Credit impairment charges and other provisions	(443)	(386)
Net operating income	4,598	5,264
Operating expenses	(3,747)	(3,067)
Litigation and conduct	(78)	(1,039)
Operating expenses	(3,825)	(4,106)
Other net income	20	(101)
Profit before tax	793	1,057
Tax charge	(248)	(528)
Profit after tax in respect of continuing operations	545	529
Profit after tax in respect of discontinued operation	166	196
Profit after tax	711	725

Attributable to:
Ordinary equity holders of the parent	433	465
Other equity holders	104	80
Total equity holders	537	545
Non-controlling interests in respect of continuing operations	94	88
Non-controlling interests in respect of discontinued operation	80	92
Profit after tax	711	725

Earnings per share2
Basic earnings per ordinary share	2.7p	2.9p
Basic earnings per ordinary share in respect of continuing operations	2.2p	2.3p
Basic earnings per ordinary share in respect of discontinued operation	0.5p	0.6p

1	Comparatives have been restated to reflect Africa Banking results as a discontinued operation.
2
The profit after tax attributable to other equity holders of £104m (Q115: £80m) is offset by a tax credit recorded in reserves of £29m (Q115: £16m). The net amount of £75m (Q115: £64m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Consolidated summary balance sheet
	As at	As at
	31.03.16	31.12.15
Assets	£m	£m
Cash, balances at central banks	50,573	49,711
Items in the course of collection from other banks	1,224	1,011
Trading portfolio assets	75,550	77,348
Financial assets designated at fair value	85,317	76,830
Derivative financial instruments	400,592	327,709
Available for sale financial investments	87,392	90,267
Loans and advances to banks	45,740	41,349
Loans and advances to customers	399,375	399,217
Reverse repurchase agreements and other similar secured lending	20,296	28,187
Goodwill and intangible assets	7,323	8,222
Non current assets classified as held for sale	63,377	7,364
Other assets	12,117	12,797
Total assets	1,248,876	1,120,012

Liabilities
Deposits from banks	53,201	47,080
Items in the course of collection due to other banks	927	1,013
Customer accounts	418,076	418,242
Repurchase agreements and other similar secured borrowing	22,241	25,035
Trading portfolio liabilities	34,141	33,967
Financial liabilities designated at fair value	96,936	91,745
Derivative financial instruments	395,148	324,252
Debt securities in issue1	63,988	69,150
Subordinated liabilities	21,195	21,467
Non current liabilities classified as held for sale	58,152	5,997
Other liabilities	16,503	16,200
Total liabilities	1,180,508	1,054,148

Equity
Called up share capital and share premium	21,712	21,586
Other reserves	3,868	1,898
Retained earnings	31,274	31,021
Shareholders' equity attributable to ordinary shareholders of the parent	56,854	54,505
Other equity instruments	5,312	5,305
Total equity excluding non-controlling interests	62,166	59,810
Non-controlling interests	6,202	6,054
Total equity	68,368	65,864

Total liabilities and equity	1,248,876	1,120,012

1	Debt securities in issue include covered bonds of £12,852m (December 2015: £12,300m).

Consolidated statement of changes in equity

Three months ended 31.03.16	Called up share capital and share premium	Other equity instruments	Other reserves1	Retained earnings	Total	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2016	21,586	5,305	1,898	31,021	59,810	6,054	65,864
Profit after tax	-	104	-	433	537	174	711
Other comprehensive profit after tax for the period	-	-	1,970	43	2,013	160	2,173
Issue of shares	126	-	-	119	245	-	245
Issue and exchange of equity instruments	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	(180)	(180)
Coupons paid on other equity instruments	-	(104)	-	29	(75)	-	(75)
Treasury shares	-	-	-	(372)	(372)	-	(372)
Other movements	-	7	-	1	8	(6)	2
Balance as at 31 March 2016	21,712	5,312	3,868	31,274	62,166	6,202	68,368

1
Other reserves includes currency translation reserve of £0.2bn credit (December 2015: £0.6bn debit), available for sale investments of £0.2bn (December 2015: £0.3bn), cash flow hedge reserve of £2.5bn (December 2015: £1.3bn), and other reserves and treasury shares of £0.9bn (December 2015: £0.9bn).

Capital

CRD IV capital

Barclays’ current regulatory requirement is to meet a fully loaded CRD IV CET1 ratio comprising the required 4.5% minimum CET1 ratio requirement and, phased in from 2016, a Combined Buffer Requirement currently expected to comprise of a Capital Conservation Buffer (CCB) of 2.5% and a Globally Systemically Important Institution (G-SII) buffer of 2%. In addition, Barclays’ Pillar 2A requirement for 2016 as per the PRA’s Individual Capital Guidance (ICG) is 3.9% of which 56% will need to be met in CET1 form, equating to approximately 2.2% of RWAs.  The Pillar 2A requirement is subject to at least annual review, and all capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

In addition, a Counter-Cyclical Capital Buffer (CCCB) is required. While currently 0%, the Financial Stability Board has announced that a CCCB of 0.5% on UK exposures will apply from 29 March 2017. Other national authorities also determine the appropriate CCCBs that should be applied to exposures in their jurisdiction. During 2016, CCCBs will start to apply for Barclays’ exposures to other jurisdictions; however based on current exposures this is not expected to be material.

As at 31 March 2016, Barclays CET1 ratio was 11.3% which exceeds the 2016 transitional minimum requirement of 7.8% including the minimum 4.5% CET1 requirement, 2.2% of Pillar 2A, a 0.625% CCB buffer, a 0.5% G-SII buffer and a 0% Counter-Cyclical Capital Buffer (CCCB).

Capital ratios	As at	As at
	31.03.16	31.12.15
Fully loaded CET11	11.3%	11.4%
PRA Transitional Tier 12,3	14.3%	14.7%
PRA Transitional Total Capital2,3	18.2%	18.6%

Capital resources	£m	£m
Shareholders' equity (excluding non-controlling interests) per the balance sheet	62,166	59,810
Less: other equity instruments (recognised as AT1 capital)	(5,312)	(5,305)
Adjustment to retained earnings for foreseeable dividends	(760)	(631)

Minority interests (amount allowed in consolidated CET1)	1,046	950

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(2,124)	(1,602)
Goodwill and intangible assets	(8,457)	(8,234)
Deferred tax assets that rely on future profitability excluding temporary differences	(771)	(855)
Fair value reserves related to gains or losses on cash flow hedges	(2,497)	(1,231)
Excess of expected losses over impairment	(1,377)	(1,365)
Gains or losses on liabilities at fair value resulting from own credit	56	127
Defined-benefit pension fund assets	(859)	(689)
Direct and indirect holdings by an institution of own CET1 instruments	(54)	(57)
Other regulatory adjustments	(199)	(177)
Fully loaded CET1 capital	40,858	40,741

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	5,312	5,305
Qualifying AT1 capital (including minority interests) issued by subsidiaries	5,816	6,718
Other regulatory adjustments and deductions	(130)	(130)
Transitional Additional Tier 1 capital4	10,998	11,893
PRA Transitional Tier 1 capital	51,856	52,634

Tier 2 (T2) capital
Capital instruments and related share premium accounts	1,855	1,757
Qualifying T2 capital (including minority interests) issued by subsidiaries	12,741	12,389
Other regulatory adjustments and deductions	(253)	(253)
PRA Transitional total regulatory capital	66,199	66,527

1
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.5% based on £45.3bn of transitional CRD IV CET1 capital and £363bn of RWAs.

2	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
3
As at 31 March 2016, Barclays’ fully loaded Tier 1 capital was £46,322m, and the fully loaded Tier 1 ratio was 12.8%. Fully loaded total regulatory capital was £62,322m and the fully loaded total capital ratio was 17.2%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

4
Of the £11.0bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £5.3bn capital instruments and related share premium accounts, £0.3bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Movement in CET1 capital	Three months
ended
31.03.16
£m
Opening CET1 capital	40,741

Profit for the period attributable to equity holders	537
Own credit	(71)
Dividends paid and foreseen	(204)
Increase in retained regulatory capital generated from earnings	262

Net impact of share schemes	(127)
Available for sale reserves	(63)
Currency translation reserves	793
Other reserves	(28)
Increase in other qualifying reserves	575

Retirement benefit reserve	46
Defined-benefit pension fund asset deduction	(170)
Net impact of pensions	(124)

Minority interests	96
Additional value adjustments (PVA)	(522)
Goodwill and intangible assets	(223)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	84
Excess of expected loss over impairment	(12)
Direct and indirect holdings by an institution of own CET1 instruments	3
Other regulatory adjustments	(22)
Increase in regulatory adjustments and deductions	(596)

Closing CET1 capital	40,858

•	During Q116 the CET1 ratio decreased to 11.3% (December 2015: 11.4%) primarily driven by an increase in RWAs of £4.7bn to £363.0bn
•	CET1 capital increased by £0.1bn to £40.9bn. Significant movements in the period were:
	-	A £0.3bn increase in regulatory capital generated from earnings after absorbing the impact of own credit and dividends paid and foreseen
	-	A £0.6bn increase in other qualifying reserves including a £0.8bn increase in currency translation reserves due to the appreciation of USD, EUR and ZAR against GBP
-
A £0.6bn increase in regulatory adjustments and deductions largely as a result of a £0.5bn increase in the PVA deduction driven by changes in methodology and a £0.2bn increase in the goodwill and intangible asset deduction, which included an acquisition of the JetBlue credit card portfolio within US consumer cards

Risk Weighted Assets

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk			Market risk			Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement Risk	CVA	Std	IMA
As at 31.03.16	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	6,476	50,920	97	-	3	66	-	-	12,174	69,736
Barclays Corporate & International	49,288	79,589	10,297	12,307	120	4,506	8,714	9,678	27,657	202,156
Head Office1	7,533	21,401	34	463	3	311	379	2,144	8,003	40,271
Barclays Core	63,297	151,910	10,428	12,770	126	4,883	9,093	11,822	47,834	312,163
Barclays Non-Core	8,340	12,914	1,744	10,402	13	4,028	950	3,659	8,826	50,876
Barclays Group	71,637	164,824	12,172	23,172	139	8,911	10,043	15,481	56,660	363,039

As at 31.12.15
Barclays UK	6,562	50,763	26	-	-	-	-	-	12,174	69,525
Barclays Corporate & International	45,892	77,275	10,463	11,055	516	3,406	8,373	10,196	27,657	194,833
Head Office1	8,291	20,156	54	538	8	382	399	1,903	8,003	39,734
Barclays Core	60,745	148,194	10,543	11,593	524	3,788	8,772	12,099	47,834	304,092
Barclays Non-Core	8,704	12,797	1,653	9,430	1	7,480	1,714	3,679	8,826	54,284
Barclays Group	69,449	160,991	12,196	21,023	525	11,268	10,486	15,778	56,660	358,376

Movement analysis of risk weighted assets
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Risk weighted assets	£bn	£bn	£bn	£bn	£bn
As at 31.12.15	230.4	33.7	37.6	56.7	358.4
Book size	1.0	2.0	(0.5)	-	2.5
Acquisition and disposals	(0.1)	-	-	-	(0.1)
Book quality	1.0	(0.2)	-	-	0.8
Model updates	-	(0.1)	-	-	(0.1)
Methodology and policy	(1.0)	0.1	(2.8)	-	(3.7)
Foreign exchange movements2	5.1	-	0.1	-	5.2
As at 31.03.16	236.4	35.5	34.4	56.7	363.0

1	Includes Africa Banking discontinued operation.
2	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs increased £4.7bn to £363.0bn, due to:
•	Book size increased RWAs by £2.5bn primarily driven by an increase in derivative exposures in CIB and Non-Core and increased term lending to UK and European corporates
•
Methodology and policy decreased RWAs by £3.7bn driven by the effect of collateral modelling for mismatched FX collateral on average CVA, and updates impacting credit conversion factors and standardised general market risk

•	Foreign exchange movements increased RWAs by £5.2bn due to the appreciation of ZAR and USD against GBP

Leverage

Leverage ratio and exposures

Effective 1 January 2016, Barclays is required to disclose a leverage ratio and an average leverage ratio applicable to the Group:

-
The leverage ratio is consistent with the December 2015 method of calculation and has been included in the table below. The calculation uses the end point definition of Tier 1 capital for the numerator and the definition of leverage exposure. The current expected minimum fully loaded requirement is 3%, although this could be impacted by the Basel Consultation on the Leverage Framework.

-
The average leverage ratio as outlined by the PRA Supervisory Statement SS45/15 and the updated PRA rulebook is calculated as the capital measure divided by the exposure measure, where the capital and exposure measure is based on the average of the last day of each month in the quarter. The expected end point minimum requirement is 3.8% comprising of a 3% minimum requirement, a fully phased in G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB), which is applicable from 29 March 2017.

At 31 March 2016, Barclays’ leverage ratio was 4.3% (December 2015: 4.5%) and the average leverage ratio was 4.1%, which exceeds the transitional minimum requirement for Barclays of 3.175%, comprising of the 3% minimum requirement and a phased in G-SII ALRB.  In addition, this exceeds the expected end point minimum requirement of 3.8%.

	As at 31.03.16	As at 31.12.15
Leverage exposure	£bn	£bn
Accounting assets
Derivative financial instruments	401	328
Cash collateral	70	62
Reverse repurchase agreements and other similar secured lending	20	28
Financial assets designated at fair value1	85	77
Loans and advances and other assets	673	625
Total IFRS assets	1,249	1,120

Regulatory consolidation adjustments	(10)	(10)

Derivatives adjustments
Derivatives netting	(365)	(293)
Adjustments to cash collateral	(56)	(46)
Net written credit protection	16	15
Potential Future Exposure (PFE) on derivatives	134	129
Total derivatives adjustments	(271)	(195)

Securities financing transactions (SFTs) adjustments	18	16

Regulatory deductions and other adjustments	(16)	(14)
Weighted off-balance sheet commitments	112	111
Total leverage exposure	1,082	1,028

Fully loaded CET 1 capital	40.9	40.7
Fully loaded AT1 capital	5.5	5.4
Fully loaded Tier 1 capital	46.3	46.2

Leverage ratio	4.3%	4.5%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £61bn (December 2015: £50bn).

During Q116, the leverage ratio decreased to 4.3% (December 2015: 4.5%) driven by a seasonal increase in the leverage exposure of £54bn to £1,082bn:

•
Loans and advances and other assets increased by £48bn to £673bn. This was primarily due to an increase of £24bn in settlement balances, lending growth of £3bn in Barclays Corporate & International as well as a £4bn increase in Africa Banking reflecting the appreciation of ZAR against GBP

•	Net derivative leverage exposure, excluding PFE, remained flat as an increase in balance sheet assets was offset by an increase in regulatory derivative netting
•	PFE on derivatives increased by £5bn to £134bn primarily as a result of the appreciation of USD and EUR against GBP
The average leverage exposure measure for Q116 was £1,134bn resulting in an average leverage ratio of 4.1%. The CET1 capital held against the 0.175% transitional G-SII ALRB was £1.9bn. There is no current impact for the CCLB for the group.

The difference between the average leverage ratio and the leverage ratio was primarily driven by higher positions in January and February within trading portfolio assets, settlement balances, and cash and balances at central banks.

Shareholder Information

Results timetable1	Date
2016 interim results announcement	29 July 2016

				% Change3
Exchange rates2	31.03.16	31.12.15	31.03.15	31.12.15	31.03.15
Period end - USD/GBP	1.44	1.48	1.49	(3%)	(3%)
3 Month average - USD/GBP	1.44	1.52	1.51	(5%)	(5%)
Period end - EUR/GBP	1.26	1.36	1.38	(7%)	(9%)
3 Month average - EUR/GBP	1.30	1.39	1.35	(6%)	(4%)
Period end - ZAR/GBP	21.17	23.14	18.00	(9%)	18%
3 Month average - ZAR/GBP	22.72	21.56	17.79	5%	28%

Share price data	31.03.16	31.12.15	31.03.15
Barclays PLC (p)	150.00	218.90	242.60
Barclays PLC number of shares (m)	16,844	16,805	16,717
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	149.59	143.49	185.00
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.
Tel: 0371 384 20554 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that this announcement date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.